Exhibit 99.1

Kenon’s Subsidiary OPC Announces Private Placement by OPC

Singapore, September 21, 2022. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced on September 21, 2022 that it has agreed to a private placement of OPC’s ordinary shares with a number of classified investors.

OPC has agreed to issue and allot a total of 12,500,000 ordinary shares of OPC for total gross consideration of approximately NIS 500 million (approximately $145 million), at a price of NIS 40 per share, reflecting approximately an 8% discount on the closing price of OPC’s shares as of September 20, 2022. The allocation of shares pursuant to the private placement is subject to the approval of the Tel Aviv Stock Exchange.

Following the completion of the private offering, Kenon is expected to hold approximately 55% of OPC’s shares.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the private placement of OPC shares, including the terms and conditions of the offering, including the requirement for the approval of the Tel Aviv Stock Exchange of the private placement and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks that the private placement is not approved by the Tel Aviv Stock Exchange, the private placement is not carried out as contemplated or at all and other risks and factors set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.